Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-222651

Southern California Gas Company

Final Term Sheet

May 30, 2019

3.950% First Mortgage Bonds, Series WW, due 2050

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated May 30, 2019 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 1, 2018 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings[1]:	Aa2 (negative) by Moody’s Investor Service

A+ (negative) by S&P Global Ratings

AA- (stable) by Fitch Ratings

Trade Date:	May 30, 2019

Settlement Date:	June 4, 2019 (T+3)

Securities Offered:	3.950% First Mortgage Bonds, Series WW, due 2050

Aggregate Principal Amount Offered:	$350,000,000

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2019

Coupon:	3.950% per annum, accruing from June 4, 2019

Maturity:	February 15, 2050

Yield to Maturity:	3.964%

Spread to Benchmark Treasury:	+130 basis points

Benchmark Treasury:	3.000% due February 15, 2049

Benchmark Treasury Yield:	2.664%

Optional Redemption Provision:	Prior to August 15, 2049 (the “Par Call Date”), make-whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. On and after the Par Call Date, 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Price to Public:	99.757%, plus accrued interest, if any

CUSIP:	842434 CT7

ISIN:	US842434CT71

Total Net Proceeds:	Approximately $346.1 million, after deducting the underwriting discount but before deducting estimated offering expenses payable by the Company.

Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc.
Goldman Sachs & Co. LLC
MUFG Securities Americas Inc.
Santander Investment Securities Inc.
Great Pacific Securities

Co-Managers:	Cabrera Capital Markets LLC
Siebert Cisneros Shank & Co., L.L.C.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, by calling MUFG Securities Americas Inc. toll free at 1-877-649-6848 or by calling Santander Investment Securities Inc. toll-free at 1-855-403-3636.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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